Proposal 1 has passed
Final Proxy Results - Mercury Low Duration Fund
1st Meeting Date: 03/21/2003
2nd Meeting Date: 04/17/2003

Record Date: 01/24/2003
As of: 04/17/2003

			Units Voted
All Classes	Outstanding Shares	Votes Needed 50% +1 of Outstanding Shares	For	Against	Abstain	Total Units Voted
Proposal 1

Reorganization of Mercury Low Duration Fund
into ML Low Duration Fund	16,386,250	8,193,126	8,219,743	366,623	218,018	8,804,384

Voting Requirements:
The Quorum consists of one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of shareholders representing a majority of the outsanding shares represented in person or by proxy and entitled to vote thereon.